FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 23 March 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 23 March 2018, London UK

Shingrix approved in Europe and Japan for the prevention of shingles in adults aged 50 and over

●      The only shingles vaccine to achieve ≥90% efficacy across all age groups studied*

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that the European Commission has approved Shingrix for the prevention of shingles (herpes zoster) and post-herpetic neuralgia (PHN) in adults aged 50 years or older.[i] The Japanese Ministry of Health, Labour and Welfare (MHLW) has also approved Shingrix for the prevention of shingles (herpes zoster) in adults aged 50 years or older. Shingrix is a non-live, recombinant subunit adjuvanted vaccine given intramuscularly in two doses. In Japan, the vaccine is registered to the Japan Vaccine Co., Ltd., a joint venture of GlaxoSmithKline and Daiichi Sankyo Co., Ltd.

Shingles is caused by reactivation of the varicella zoster virus, the same virus that causes chickenpox. Nearly all adults over 50 have the shingles virus dormant in their nervous system, waiting to reactivate with advancing age.[ii]

Dr. Thomas Breuer, Senior Vice President and Chief Medical Officer of GSK Vaccines said: "The approvals of Shingrix in Europe and Japan are recognition of the significant scientific advance this vaccine represents. It has shown over 90% efficacy across all age groups studied for the prevention of shingles, a painful and potentially serious disease that affects around one in three people.

"The risk and severity of shingles increases with age as the immune system loses the ability to mount a strong and effective response to infection. Shingrix was developed specifically to overcome this decline and to help protect people over 50 as we get older," he said.

Shingrix is the first approved shingles vaccine to combine a non-live antigen, to trigger a targeted immune response, with a specifically designed adjuvant to generate a strong and sustained immune response.

Approval of Shingrix follows a comprehensive Phase III clinical trial program evaluating its efficacy, safety and immunogenicity in more than 38,000 people. In a pooled analysis of the pivotal efficacy studies, ZOE-50 and ZOE-70, Shingrix demonstrated efficacy against shingles greater than 90% across all age groups studied, as well as sustained efficacy over a follow-up period of 4 years.[iii],[iv] By preventing shingles, Shingrix also reduced the overall incidence of postherpetic neuralgia (PHN), a form of chronic nerve pain and the most common complication associated with shingles. The most common local side effects reported in the clinical trials were pain, redness and swelling at the injection site. The majority were mild to moderate in intensity and transient, generally lasting less than three days.[v] [vi]

Shingrix was approved in the US[vii] and Canada[viii] in October 2017 and has been recommended by the US Centers for Disease Control and Prevention's Advisory Committee on Immunization Practices as the preferred vaccine for the prevention of herpes zoster and related complications for immunocompetent adults aged 50 years and older.[ix]

About Shingles
Shingles is caused by the reactivation of the varicella zoster virus (VZV), the same virus that causes chickenpox. Nearly all older adults have the VZV dormant in their nervous system, waiting to reactivate with advancing age.[x] As people age, the cells in the immune system lose the ability to maintain a strong and effective response to VZV reactivation.[xi]

Shingles typically presents as a painful, itchy rash that develops on one side of the body and can last for two to four weeks. The pain associated with shingles is often described as burning, shooting or stabbing.[xii] Even once the rash is gone, a person can experience post-herpetic neuralgia (PHN), pain lasting from at least three months up to several years. PHN is the most common complication of shingles, occurring in up to 30 percent of all shingles cases. [xiii]

Shingles affects approximately 1.7 million Europeans annually[xiv] - approximately 600,000 new cases are reported in Japan each year.[xv] Older adults and those with conditions that compromise the immune system have the greatest risk for developing shingles. More than 99 percent of those over 50 years old are infected with VZV and, it is estimated that around one in three people will develop shingles in their lifetime.[xvi]

About Shingrix
Shingrix [Herpes Zoster vaccine (non-live recombinant, AS01B adjuvanted)] is a non-live, recombinant subunit vaccine to help prevent shingles (herpes zoster) in adults 50 years of age and older. The vaccine combines an antigen, glycoprotein E, and an adjuvant system, AS01B, intended to generate a strong and long-lasting immune response that can help overcome the decline in immunity that occurs as people age.[xvii] [xviii]i

Shingrix is to be given intramuscularly in two doses.

Important Safety Information for Shingrix
●                  You should not receive Shingrix if you are allergic to any of its ingredients or had an allergic reaction to a previous dose of Shingrix.
●                  The most common side effects are pain, redness, and swelling at the injection site, muscle pain, tiredness, headache, shivering, fever, and upset stomach.
●                  Vaccination with Shingrix may not protect all individuals.

Shingrix is not indicated for the prevention of chickenpox.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.
GSK enquiries:
Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Gwynne Oosterbaan	+1 215 751 7468	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2017.
.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

* non immune-compromised subjects

[i] http://ec.europa.eu/health/documents/community-register/index_en.htm
[ii] Harpaz R, Ortega-Sanchez IR, Seward JF; Advisory Committee on Immunization Practices (ACIP), Centers for Disease Control and Prevention (CDC). Prevention of herpes zoster: recommendations of the Advisory Committee on Immunization Practices (ACIP). MMWR Recomm Rep. 2008 Jun;57(RR-5):1-30
[iii] Lal H et al. Efficacy of an Adjuvanted Herpes Zoster Subunit Vaccine in Older Adults. N Engl J Med. 2015;372:2087-96.
[iv] Cunningham et al. Efficacy of the herpes zoster subunit vaccine in adults 70 years of age or older. N Engl J Med. 2016;375:1019-32.
[v] GlaxoSmithKline. Data on File. 2017.
[vi] Lal H, et al., 2015.
[vii] https://www.fda.gov/downloads/BiologicsBloodVaccines/Vaccines/ApprovedProducts/UCM581605.pdf
[viii] https://ca.gsk.com/media/1350788/shingrix_pm-2017-10-13.pdf
[ix] https://www.cdc.gov/mmwr/volumes/67/wr/mm6703a5.htm
[x] Harpaz et al. 2008
[xi] Harpaz et al. 2008; Johnson RW et al. Herpes zoster epidemiology, management, and disease and economic burden in Europe: a multidisciplinary perspective. Therapeutic Advances in Vaccines. 2015;3(4):109-120.
[xii] Harpaz et al. 2008; Robert W Johnson & Tessa L Whitton (2005) Management of herpes zoster (shingles) and postherpetic neuralgia, Expert Opinion on Pharmacotherapy, 5:3, 551-559.
[xiii] Kawei K et al., BMJ Open 2014;4(6):e004833
[xiv] Pinchinat et al. Similar herpes zoster incidence across Europe: results from a systematic literature review. BMC Infectious Diseases 2013, 13:170
[xv] Gnann et al. Clinical practice. Herpes zoster. N Eng J Med. 2002;347(5):340-6.
[xvi] Harpaz et al. 2008; Brissson et al. Epidemiology of varicella zoster virus infection in Canada and the United Kingdom. Epidemiol. Infect. (2001), 127, 305±314.
[xvii] Lal H, et al., 2015.; Garçon N, et al. Understanding modern vaccines. 2011.
[xviii]i The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon® adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. (NASDAQ: AGEN), MPL and liposomes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 23, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc